Exhibit 99.1

Pacific Drilling Announces Third-Quarter 2018 Results

▪	Pacific Bora commences drilling on contract with Nigerian Agip Exploration Limited
▪	Revenue efficiency of 99.8% for the third quarter yielded revenue of $56.7 million
▪	Company emerged from Chapter 11 on November 19, 2018
▪	Company has applied to be relisted on the New York Stock Exchange

LUXEMBOURG, December 3, 2018—Pacific Drilling S.A. (OTC: PACDD)  (“Pacific Drilling” or the “Company”) today reported results for the third quarter of 2018. Net loss for the third-quarter 2018 was $144.8 million or $6.78 per diluted share, compared to net loss of $103.7 million or $4.86 per diluted share for the second-quarter 2018, and net loss of $157.5 million or $7.38 per diluted share for third-quarter 2017.

Pacific Drilling CEO Bernie Wolford commented, “The Pacific Drilling team delivered another quarter of excellent operational performance with third-quarter revenue efficiency of 99.8% and we continued to exercise strong cost control. We achieved these outstanding results while providing drilling services in challenging conditions. Pacific Bora recently commenced drilling operations in Nigeria for Nigerian Agip Exploration Limited. This contract reflects our substantial experience in West Africa and our ongoing commitment to providing exceptional drilling services to world-class clients.”

Mr. Wolford continued, “In addition to our recent contracting and operational achievements, Pacific Drilling successfully emerged from the Chapter 11 process on November 19. With our reorganization completed, Pacific Drilling is much stronger financially and well positioned to compete in an improving market for offshore drilling services. We continue to see an increase in the number of tenders as more clients turn their focus to deepwater projects.  Deepwater drilling fixtures year-to-date are up 25 percent when compared to full-year 2017 with tenders received up from 28 to 62 for the same periods. We expect this positive trend will continue in 2019. Our smart-stacked rigs, which require no material reactivation capital expenditures, are well-positioned to compete for work commencing in the second half of 2019.”

Third-Quarter 2018 Operational and Financial Commentary

Third-quarter 2018 contract drilling revenue was $56.7 million, which included $5.3 million of deferred revenue amortization. This compared to second-quarter 2018 contract drilling revenue of $66.6 million, which included $5.9 million of deferred revenue amortization. The decrease in revenue resulted primarily from a lower number of days under contract for the Pacific Santa Ana.

During the third-quarter, the Pacific Drilling operating fleet of drillships achieved revenue efficiency averaging 99.8% compared to 98.7% for the second-quarter.

Operating expenses were $44.2 million compared to $56.0 million in the second-quarter 2018. The decrease in operating expenses was primarily the result of Pacific Santa Ana completing its contract on May 7, 2018.

General and administrative expenses for the third-quarter were $10.9 million, as compared to $12.9 million for the second-quarter 2018.

Adjusted EBITDA(a)  for the third-quarter 2018 was $1.6 million, compared to $(2.5) million in the second-quarter 2018.

Interest expense for the third-quarter 2018 was $45.4 million, as compared to $17.2 million for the second-quarter 2018, primarily due to higher accrued default interest on the Revolving Credit Facility and Senior Secured Credit Facility that was paid in accordance with our plan of reorganization confirmed by the Bankruptcy Court. We did not accrue interest expense subsequent to November 12, 2017, the petition date, for the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, as this interest was not treated as an allowable claim in the Chapter 11 proceedings.

Income tax expense for the third-quarter 2018 was $0.2 million, compared to $0.5 million for the second-quarter 2018.

Liquidity and Capital Structure

Upon emergence on November 19, 2018, we had approximately $401 million of cash, including $8.5 million of restricted cash, and excluding escrow funds set aside to settle professional fees incurred upon or prior to our emergence from our Chapter 11 proceedings. Total outstanding principal amount of debt was $1.024 billion.

We plan to adopt fresh-start accounting, which will result in the Company becoming a new entity for financial reporting purposes on the effective date of emergence. Upon the adoption of fresh-start accounting, the Company’s assets and liabilities will be recorded at their fair values as of the effective date. As a result of the adoption of fresh-start accounting, the Company’s consolidated financial statements subsequent to November 19, 2018 will not be comparable to its consolidated financial statements on and prior to that date. Pro forma financial information will be provided in our unaudited condensed consolidated financial statements included in our report to be filed on Form 6-K for the quarter ended September 30, 2018.

We have applied for our common shares to be re-listed on the NYSE and hope to have our shares begin trading on the NYSE upon approval.

Pacific Drilling CFO John Boots said, “Following our emergence from Chapter 11, our balance sheet is substantially improved, with no debt maturities until late 2023, giving us the financial strength to compete in the global market.  We will be disciplined in our use of cash and approach to the market as we pursue new contract opportunities.”

Footnotes

(a)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedule included in this release. Management uses this operational metric to track company results and believes that this measure provides additional information that highlights the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

Conference Call

Pacific Drilling will conduct a conference call at 10 a.m. Central time on Tuesday, December 4, 2018 to discuss third-quarter 2018 results. To participate in the December 4 call, please dial 1-855-710-4183 or +1 334-323-0522 and refer to confirmation code 2493233 five to 10 minutes prior to the scheduled start time. A replay of the call will be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this Form 6-K constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,”  “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plans; the effects of our completed Chapter 11 proceedings on our future operations; and the other risk factors described in our 2017 Annual Report and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended			Nine Months Ended September 30,
	September 30,	June 30,	September 30,
	2018	2018	2017	2018	2017
Revenues
Contract drilling	$56,673	$66,564	$82,110	$205,306	$254,692
Costs and expenses
Operating expenses	(44,234)	(55,968)	(58,925)	(164,556)	(184,361)
General and administrative expenses	(10,947)	(12,881)	(22,076)	(41,032)	(64,686)
Depreciation expense	(70,125)	(70,070)	(69,561)	(210,115)	(209,055)
	(125,306)	(138,919)	(150,562)	(415,703)	(458,102)
Operating loss	(68,633)	(72,355)	(68,452)	(210,397)	(203,410)
Other income (expense)
Interest expense	(45,446)	(17,211)	(51,146)	(77,586)	(151,545)
Write-off of deferred financing costs	—	—	(30,846)	—	(30,846)
Reorganization items	(30,599)	(13,477)	—	(56,108)	—
Other income (expense)	96	(223)	(5,307)	466	(5,540)
Loss before income taxes	(144,582)	(103,266)	(155,751)	(343,625)	(391,341)
Income tax expense	(201)	(478)	(1,770)	(953)	(4,093)
Net loss	$(144,783)	$(103,744)	$(157,521)	$(344,578)	$(395,434)
Loss per common share, basic	$(6.78)	$(4.86)	$(7.38)	$(16.13)	$(18.56)
Weighted average number of common shares, basic	21,368	21,366	21,332	21,357	21,308
Loss per common share, diluted	$(6.78)	$(4.86)	$(7.38)	$(16.13)	$(18.56)
Weighted average number of common shares, diluted	21,368	21,366	21,332	21,357	21,308

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands) (unaudited)

	September 30,	June 30,	December 31,
	2018	2018	2017
Assets:
Cash and cash equivalents	$199,459	$230,871	$308,948
Restricted cash	1,032,691	8,500	8,500
Accounts receivable, net	34,977	37,593	40,909
Materials and supplies	84,299	85,377	87,332
Deferred costs, current	11,623	11,748	14,892
Prepaid expenses and other current assets	10,214	11,975	14,774
Total current assets	1,373,263	386,064	475,355
Property and equipment, net	4,456,043	4,522,148	4,652,001
Long-term receivable	202,575	202,575	202,575
Other assets	26,742	29,454	33,030
Total assets	$6,058,623	$5,140,241	$5,362,961

Liabilities and shareholders’ equity:
Accounts payable	$14,937	$15,134	$11,959
Accrued expenses	56,187	27,467	36,174
Debtor-in-possession financing	50,000	—	—
Accrued interest	32,534	4,780	6,088
Deferred revenue, current	19,136	21,102	23,966
Total current liabilities	172,794	68,483	78,187
Long-term debt	961,091	—	—
Deferred revenue	—	3,353	12,973
Other long-term liabilities	30,494	30,039	32,323
Total liabilities not subject to compromise	1,164,379	101,875	123,483
Liabilities subject to compromise	3,084,836	3,084,807	3,087,677
Shareholders’ equity:
Common shares	214	214	213
Additional paid-in capital	2,368,070	2,367,630	2,366,464
Accumulated other comprehensive loss	(13,915)	(14,107)	(14,493)
Accumulated deficit	(544,961)	(400,178)	(200,383)
Total shareholders’ equity	1,809,408	1,953,559	2,151,801
Total liabilities and shareholders’ equity	$6,058,623	$5,140,241	$5,362,961

PACIFIC DRILLING S. A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended September 30,
	September 30,	June 30,	September 30,
	2018	2018	2017	2018	2017

Cash flow from operating activities:
Net loss	$(144,783)	$(103,744)	$(157,521)	$(344,578)	$(395,434)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	70,125	70,070	69,561	210,115	209,055
Amortization of deferred revenue	(5,319)	(5,853)	(5,487)	(17,322)	(41,684)
Amortization of deferred costs	2,976	4,254	2,747	12,237	8,609
Amortization of deferred financing costs	—	—	8,488	—	24,889
Amortization of debt discount	—	—	321	—	940
Interest paid-in-kind	456	—	—	456	—
Write-off of deferred financing costs	—	—	30,846	—	30,846
Deferred income taxes	(661)	(646)	(37)	(3,069)	(88)
Share-based compensation expense	440	448	2,032	1,611	6,038
Other-than-temporary impairment of available-for-sale securities	—	—	6,147	—	6,147
Reorganization items	15,393	2,170	—	22,270	—
Changes in operating assets and liabilities:
Accounts receivable	2,616	11,600	(223)	5,932	58,261
Materials and supplies	1,078	846	2,478	3,033	4,188
Prepaid expenses and other assets	2,421	(458)	(104)	6,292	(10,130)
Accounts payable and accrued expenses	29,751	(6,294)	12,008	10,712	17,742
Deferred revenue	—	932	(4,348)	(481)	2,724
Net cash used in operating activities	(25,507)	(26,675)	(33,092)	(92,792)	(77,897)
Cash flow from investing activities:
Capital expenditures	(4,292)	(6,900)	(19,338)	(15,080)	(32,762)
Purchase of available-for-sale securities	—	—	(2,000)	—	(6,000)
Net cash used in investing activities	(4,292)	(6,900)	(21,338)	(15,080)	(38,762)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	—	(4)	(8)	(4)	(199)
Proceeds from debtor-in-possession financing	50,000	—	—	50,000	—
Proceeds from long-term debt	1,000,000	—	—	1,000,000	—
Payments on long-term debt	—	—	(1,875)	—	(146,473)
Payments for financing costs	(27,422)	—	(939)	(27,422)	(4,530)
Net cash provided by (used in) financing activities	1,022,578	(4)	(2,822)	1,022,574	(151,202)
Net increase (decrease) in cash and cash equivalents	992,779	(33,579)	(57,252)	914,702	(267,861)
Cash, cash equivalents and restricted cash, beginning of period	239,371	272,950	415,559	317,448	626,168
Cash, cash equivalents and restricted cash, end of period	$1,232,150	$239,371	$358,307	$1,232,150	$358,307

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization,  other-than-temporary impairment of available-for-sale securities, write-off of deferred financing costs and reorganization items. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with U.S. generally accepted accounting principles (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the Company’s operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the Company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Loss to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended September 30,
	September 30,	June 30,	September 30,
	2018	2018	2017	2018	2017

Net loss	$(144,783)	$(103,744)	$(157,521)	$(344,578)	$(395,434)
Add:
Interest expense	45,446	17,211	51,146	77,586	151,545
Depreciation expense	70,125	70,070	69,561	210,115	209,055
Income tax expense	201	478	1,770	953	4,093
EBITDA	$(29,011)	$(15,985)	$(35,044)	$(55,924)	$(30,741)

Add:
Other-than-temporary impairment of available-for-sale securities	—	—	6,147	—	6,147
Write-off of deferred financing costs	—	—	30,846	—	30,846
Reorganization items	30,599	13,477	—	56,108	—
Adjusted EBITDA	$1,588	$(2,508)	$1,949	$184	$6,252